MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the first quarterly period (three months ended July 31, 2005 and 2004). Monetary amounts are stated in United States (“US”) dollars unless otherwise noted.

The Management’s Discussion and Analysis (“MD&A”) reviews Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) business and financial performance, and compares its financial results for the three months ended July 31, 2005 (“Q1 2006”) with the comparable period a year earlier (the three months ended July 31, 2004 (“Q1 2005”)). In order to fully understand Pacific Rim’s financial condition and results of operations, this MD&A should be read in conjunction with the consolidated financial statements and accompanying notes.

The Company’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and filed with appropriate regulatory bodies in Canada and the United States.

Pacific Rim’s shares trade under the symbol PMU on both The Toronto Stock Exchange (“TSX”) and the American Stock Exchange (“AMEX”).

The MD&A contains certain “Forward-Looking Statements” within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements included here, other than statements of historical fact and including without limitation statements regarding projected production, potential mineralization, mineral resources, mineral reserves, exploration results and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that these statements will prove to be accurate and actual results and future events could differ materially from them. Readers are referred to the Company’s Note Regarding Forward Looking Statements in Section 13 for further information.

1. FISCAL 2006 FIRST QUARTER IN REVIEW

Pacific Rim is a growth-oriented, revenue generating, environmentally and socially responsible gold exploration company with operational and exploration activities in North, Central and South America. The Company utilizes cash flow from its 49% joint venture interest in the Denton-Rawhide gold mine in Nevada to advance its exploration projects; primarily the El Dorado gold project in El Salvador. Pacific Rim’s corporate goal is to become a highly profitable intermediate level gold producer.

South Minita Drilling

Pacific Rim continued delineation drilling of the South Minita gold zone throughout Q1 2006 in an effort to define the geometry and extent of this important target. South Minita is located 500 meters south of the Minita gold deposit, the subject of the Company’s January 2005 positive pre-feasibility study. No new drill results were reported on during the quarter (though new drill results are currently being compiled and will be released shortly) and drilling is ongoing. Results from South Minita to date suggest that the gold zone could be comparable in width and gold grade to the Minita deposit. A resource estimate for this gold zone, previously expected to be commissioned in the Company’s second quarter of fiscal 2006 (August 1 to October 31, 2005) will likely be deferred until the third quarterly period (November 1, 2005 to January 31, 2006) as the limits of this target remain open. Management intends to commission an amended economic evaluation of the El Dorado project, based on the Minita pre-feasibility results with the addition of the South Minita resource, in the second half of fiscal 2006.

New Discoveries

In June 2005 Pacific Rim announced the staking of a number of new projects in Central and South America to protect three gold and one copper systems discovered by the Company. The Santa Rita project, located roughly 8 km north of the Company’s flagship El Dorado gold project in El Salvador, was acquired to protect a vein-hosted epithermal gold system with indications of high-grade gold on surface. The Carrera and Colina projects were staked to cover an epithermal gold system in southern Chile, and the Rosalito project in Argentina protects a partially buried porphyry copper system discovered by the Company.

Andacollo Monetization

On June 20, 2005, Pacific Rim accepted an offer from Trend Mining Company to purchase the Andacollo assets for US $5.4 million, with the settlement and execution of a definitive agreement expected, according to the original letter of intent, no later than August 20, 2005. During Q1 2006, Pacific Rim received $0.6 million in payments from Trend to secure their tenure of exclusive due diligence. On August 18, 2005, subsequent to the end of Q1 2006, the letter of intent was amended to provide Trend with a further 30 days of exclusive due diligence (extending the closing date to no later than September 19, 2005) for which Trend paid Pacific Rim $0.3 million.

Financial Highlights (all amounts in thousands of US dollars, except per share amounts)

	Q1 2006 (three months ended July 31, 2005)	Q1 2005 (three months ended July 31, 2004)
Revenue	$1,718	$3,440
Operating Costs	$904	$3,252
Exploration expenditures	$1,105	$1,889
Net income (loss) before unusual item	$(527)	$(1,491)
Net income (loss) for the period	$519	$(1,338)
Per share (basic and diluted)	$0.01	$(0.02)
Cash Flow (used) for operating activities	$(84)	$(536)
Net increase (decrease) in cash	$186	$347
Common shares outstanding (average)	80,991,293	80,483,994
Fully diluted shares (average)	86,485,093	85,463,094
	July 31, 2005	April 30, 2005
Cash and cash equivalents	$980	$794
Total assets	$8,916	$8,618
Total liabilities	$2,523	$3,079
Working Capital	$667	$(135)

Net Income (Loss)

The consolidated net income for Q1 2006 was $0.5 million or $0.01 per share compared to a net loss of $1.3 million or $0.02 per share in Q1 2005. The improvement in net income during the first quarter of the current fiscal year, despite lower sales revenues, is due to substantially decreased operating costs resulting from the cessation of mining activities at the Company’s Denton-Rawhide residual leach gold operation, lower El Dorado project expenses due to the completion of the El Dorado pre-feasibility study, which was underway during Q1 2005 and completed January 2005, and recoveries of $1.0 million in creditor proceeds and due diligence payments related to the proposed sale of the Andacollo mine.

Liquidity and Financial Condition

During Q1 2006 Pacific Rim’s cash and cash equivalents increased by $0.2 million, from $0.8 million at April 30, 2005 to $1.0 million at July 31, 2005. This reflects net cash flow totaling $1.8 million ($0.5 million from Denton-Rawhide operations, $0.6 million in fees related to the sale of the Andacollo mine, $0.4 million in Andacollo creditor repayments and $0.3 million from the exercise of employee stock options), offset by cash outlays totaling $1.6 million ($1.1 million in direct exploration expenditures, $0.2 million in direct general and administrative expenses and a $0.3 million reduction in non-mining accounts payable).

Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) increased from $0.8 million at April 30, 2005 to $1.2 million at July 31, 2005. The $0.3 million increase in current assets ($0.4 million increase in cash, cash equivalents and bullion less $0.1 million reduction in inventories) combined with a $0.5 million decrease in accounts payable and accrued liabilities during the quarter, contributed to a $0.8 million increase in working capital during Q1 2006.

Production

Pacific Rim’s share of production from the Denton-Rawhide operation in Q1 2006 was 4,266 ounces of gold and 41,207 ounces of silver at a total cash production cost of $171 per ounce of gold produced (net of silver credits). A portion of this production includes non-cash heap leach inventory drawdown costs. Actual cash expended per ounce of gold produced in Q1 2006 was $155 (net of silver credits). Gold production from Denton-Rawhide during the first quarter of fiscal 2006 was approximately 26% lower than in the same quarterly period of fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation, exacerbated by an ongoing re-contouring effort that required the temporary closure of sections of the heap leach pile. The re-contouring should improve gold recoveries in the future as these areas are again exposed to leach solutions.

2. EXPLORATION ACTIVITY

Pacific Rim’s primary on-going exploration project is the advanced-stage El Dorado gold project in El Salvador. El Dorado was advanced during the period May 1 to July 31, 2005 with the further delineation of the South Minita gold target. Pacific Rim added to its exploration portfolio during the quarter with the acquisition through staking of four new grassroots projects in Central and South America: the Santa Rita gold project in El Salvador, the Rosalito copper project in Argentina, and the Carrera and Colina gold projects in Chile.

Pacific Rim’s business model is to utilize cash flow from gold production at its 49%-owned Denton-Rawhide Mine in Nevada, plus any cash it receives from the sale of the Andacollo mine, to fund its exploration activities at the El Dorado and other projects, including mapping, sampling, surveying, drilling, resource definition and economical analysis, community relations initiatives and project generation. These sources of cash flow are not intended, or sufficient, to fund underground development or mine construction at El Dorado.

El Dorado Gold Project, El Salvador

Overview
The El Dorado gold project, located in El Salvador approximately 65 km northeast of the capital city San Salvador, is Pacific Rim’s flagship advanced-stage exploration property. Pacific Rim is 100% owner of the 75 square km El Dorado project, which consists of two exploration licenses with nominal expiration dates of January 1, 2005. In accordance with El Salvadoran Law, Pacific Rim presented a request for the conversion of the El Dorado exploration licenses to an exploitation concession on December 22, 2004 (prior to their expiration date). The conversion process is currently pending ministerial approval of Pacific Rim’s Environmental Impact Study (submitted in September 2004 as part of the conversion application – see below and Section 9) and issuance of the environmental permits. El Salvadoran administrative rules and procedures give Pacific Rim exclusive rights to the El Dorado exploration licenses, which are maintained while the conversion to exploitation concessions is in process.

El Dorado is subject to a royalty of 3% of net smelter returns in favor of a previous property owner. Pacific Rim has the right to buy back the royalty for $1 million for the first 1.5% and $3 million for the second 1.5%, provided that at least one half of the royalty is acquired within six months of the commencement of commercial production.

The El Dorado project hosts an epithermal bonanza vein system, comprising numerous gold-bearing veins contained within an area at least 12 km long by 4.5 km wide. One of these, the Minita vein system, was exploited in the mid-1900’s, producing roughly 78,000 ounces of gold at an average grade of 9.6 g/t. The operation achieved recoveries of 92% in a simple cyanide mill.

Q1 2006 Developments
During the first quarter of fiscal 2006, Pacific Rim concentrated its El Dorado exploration efforts on further defining the South Minita gold target to determine its potential for expanding the high-grade 490,000 ounce gold reserve that was defined on the Minita deposit during fiscal 2005. The Company also conducted extensive geological mapping and sampling in the southern half of the El Dorado project. This program has further refined the Company’s understanding of the controls and timing of the bonanza gold mineralizing event in the El Dorado district and has led to the definition of numerous new gold targets that warrant drill testing.

The South Minita gold zone is located roughly 500 meters south of the Minita deposit in the Central District of the El Dorado project and occurs within the Minita vein system; the same structural zone that hosts the Minita deposit immediately to the north. The Minita deposit was the subject of a January 2005 pre-feasibility study that projected cash costs of $163 per gold equivalent ounce for an 80,000 ounce per year operation, with an 18% Internal Rate of Return (readers are referred to the Company’s SEDAR filings, news releases and 2005 Annual Report for details of the Minita pre-feasibility study, and to disclosure made in Section 13 of this MD&A). Pacific Rim’s drilling efforts during Q1 2006 concentrated solely on South Minita, as the Company works toward defining the dimensions and grade of this discovery.

South Minita consists of a number of parallel, mineralized structures. Drilling to date has delineated at least 3 veins that have gold-grade continuity over a cumulative strike length of roughly 650 meters. Individual drill holes commonly encounter a number of mineralized vein intersections indicating likely upside to the potential tonnage of the South Minita gold zone. The productive interval at the South Minita gold zone has been extended to roughly 250 vertical meters and remains open to depth and along strike to the south. The Company is currently drill testing South Minita at and below sea level (roughly 450 meters below surface, or 250 meters below the top of the productive interval) and filling in areas that require additional drill testing to enable a resource estimate, which the Company expects to commission in the third quarter of fiscal 2006. Once the South Minita resource is defined, Pacific Rim plans to amend its pre-feasibility study of the Minita deposit to reflect the additional resources.

No new drill results from the El Dorado gold project were reported by the Company during Q1 2006, though additional results are currently being compiled and will be released shortly. A complete list of Pacific Rim’s drill results to date is available on the Company’s website.

Environmental Impact Study
In September 2004, the Company submitted an Environmental Impact Study (“EIS”) for a 1,000 tonne per day operation to El Salvadoran regulatory agencies and plans to commence the permitting process for the construction of an access / haulage ramp upon regulatory approval of the EIS and formal granting of the El Dorado Exploitation Concession. The ramp will provide access to the Minita vein system for underground definition drilling required for a full feasibility study, and for production haulage. Subsequent to the end of Q1 2006, Pacific Rim finalized the EIS (based on comments from MARN, the El Salvadoran ministry responsible for mining and the environment) and received verbal authorization to submit the final EIS for public comment, which the Company anticipates publishing during the second quarter of fiscal 2006 (the three month period ending October 31, 2005).

Summary
The El Dorado project remains the cornerstone of Pacific Rim’s strategy for growth. Virtually all of the $1.1 million spent on exploration during Q1 2006 was expended on the El Dorado project, primarily on the ongoing drill program.

Santa Rita Gold Project, El Salvador

The Santa Rita project is a 48.6 square kilometer (4,860 hectare) Exploration License in central El Salvador applied for by Pacific Rim in June 2005. Santa Rita, located roughly 8 km from the Company’s flagship El Dorado gold project, is an epithermal quartz-calcite vein system that was discovered as a result of reconnaissance-style sampling of float, sub-crop and outcrop. The results of this sampling program indicate the presence of high-grade gold at Santa Rita. Thirty percent of the 39 samples collected to date have assayed greater than 3 g/t gold and 10% assayed greater than 8 g/t gold. One sub-crop sample from a vein at least 0.5 meters wide assayed 36.3 g/t gold. The Santa Rita project provides excellent exploration within El Salvador that will both complement and benefit from the Company’s on-going El Dorado exploration.

Rosalito Copper Project, Argentina

The Rosalito project in Santa Cruz province, Argentina is a 10,000-hectare exploration claim staked by Pacific Rim during fiscal 2005 to cover a potential supergene enrichment blanket related to a porphyry copper system. Rosalito comprises iron oxide-stained, bleached rhyolite tuffs and volcaniclastics that surround a leached sulfide breccia. This porphyry copper-style alteration system occurs along the edge of a range front with adjacent alluvial-covered areas. A 0.5 -meter wide sulfide vein that crosscuts the breccia returned 9.57% zinc, 2.1% copper and 47 g/t silver. Porphyry copper systems are known to occur in the same geological environments as the epithermal gold systems Pacific Rim is seeking, and it is not uncommon to find one in the search for the other. As Pacific Rim is focused on epithermal gold systems, the Company plans to option or joint venture the Rosalito project to a suitable partner.

Carrera and Colina Gold Projects, Chile

Pacific Rim has staked two properties totalling 81 square kilometres (8,100 hectares) in XI Region in southern Chile. The Carrera project (8 concessions totalling 2,300 hectares) and the Colina project (20 concessions totalling 5,800 hectares) occur within an epithermal gold belt that hosts Coeur d’Alene Mines Corp.’s Cerro Bayo gold mine. Both properties expose the highest parts of an epithermal system, above the boiling zone within which bonanza gold grades normally occur. Pacific Rim discovered anomalous levels of gold mineralization in chalcedonic quartz veinlets, which led to the staking of these claims.

Andacollo Gold Mine, Chile

Pacific Rim’s Chilean subsidiary, Compania Minera Dayton (“CMD”) is owner of the Andacollo gold mine located in central Chile. Andacollo was permanently shut down in December 2000 and CMD is in the process of reclaiming the mine site and disposing of the mine assets.

In May 2001, CMD executed an agreement with its unsecured creditors pursuant to Chilean Bankruptcy Law. This agreement was concluded in May 2005 and all of the creditors of CMD, including Pacific Rim have been paid, resulting in the release of CMD from any further creditor liability under the creditor agreement.

In January 2005, an LOI was entered into to sell DMC Cayman Inc., a wholly owned subsidiary of Pacific Rim and indirect shareholder of CMD, to a private arms-length investor. A final agreement pursuant to this LOI was signed on March 30, 2005. However, during Q1 2006 Pacific Rim terminated the agreement due to the purchaser’s inability to meet all of the terms required for closing the sale.

On June 20, 2005 (the “Acceptance Date”), Pacific Rim entered into an LOI with Trend Mining Company (“Trend”), a Delaware corporation that proposes to acquire Pacific Rim’s Andacollo assets for $5.4 million. Under the LOI, Trend has agreed to make staged payments totaling $5.4 million cash as follows: a deposit of $0.3 million (paid) for the exclusive right to conduct due diligence for 30 days from the Acceptance Date; $0.3 million within 30 days of the Acceptance Date to extend the exclusive right for an additional 30 days (paid); $2.4 million payable upon closing; $1.0 million within 12 months of closing and $1.4 million within 24 months of closing. Subsequent to the end of Q1 2006, Pacific Rim and Trend amended the LOI to allow Trend to extend the due diligence period for a further 30 days by making a non-refundable payment of $0.3 million, which was received by Pacific Rim on August 18, 2005. Future payments will now include $2.1 million upon closing, $1.0 million with 12 months of closing and $1.4 million within 24 months of closing.

3. REVIEW OF OPERATIONS

Pacific Rim is 49% owner of the Denton-Rawhide gold mine, located near Fallon, Nevada. Kennecott, a subsidiary of Rio Tinto Plc, is 51% owner and operator of the mine. Denton-Rawhide is a residual heap leach operation that ceased active mining in October 2002. Crushing and stacking of a low-grade ore stockpile continued until May 2003 at which time the operation commenced the residual leach and reclamation phase.

Gold and Silver Production

Pacific Rim’s share of production from the Denton-Rawhide operation during the first quarter of fiscal 2006 was 4,266 ounces of gold and 41,207 ounces of silver at a total cash production cost of $171 per ounce of gold produced (net of silver credits). A portion of this production includes non-cash heap leach inventory drawdown costs. Actual cash expended per ounce of gold produced in Q1 2006 was $155 per ounce (net of silver credits). During the first quarter of fiscal 2005 Pacific Rim’s share of production was 5,788 ounces of gold and 55,011 ounces of silver at total cash production costs of $478 per gold equivalent ounce (actual cash cost of $222 per gold equivalent ounce). The gold price closed at $427.90 per ounce on May 3, 2005 (the first trading day in Q1 2006) and $429.00 per ounce on July 29, 2005 (the last trading day in Q1 2006), and traded within a price range of $414.45 to $442.95 within the three-month period of May 1 to July 31, 2005.

Production Highlights
	Q1 2006	Q1 2005
Ounces gold produced*	4,266	5,788
Ounces silver produced*	41,207	55,011
Total cash production cost	$171	$478
Actual cash production cost**	$155	$222
Average realized gold price	$441	$394
Average actual gold price	$429	$391
*Pacific Rim’s 49% share of Denton-Rawhide production
**Total cash production cost per gold equivalent ounce less non-cash heap leach inventory drawdown cost (see Section 11 “Non-GAAP Measures”)

Production from Denton-Rawhide during the first quarter of fiscal 2006 was approximately 26% lower than in the same period of fiscal 2005. This decline in production represents the natural slowdown in recovery that occurs in the residual leach phase of a heap leach operation. Production was further affected by the temporary closure of sections of the heap leach pile as the mine operators began re-contouring the pile, which is expected, when finalized, to result in a short-term improvement in production. Production is anticipated to continue through the coming fiscal year, although recoveries are expected to decline further as the residual leaching process continues. For the purposes of internal budgeting, the Company’s projections for Denton-Rawhide production look forward no more than 6 months at a time.

Hedging

In order to lock in a certain amount of revenue that Pacific Rim requires to fund its ongoing exploration activities, the Company has instituted a short-term hedging program, where, from time to time, it will sell forward up to 50% of its estimated gold production from Denton-Rawhide in monthly contracts for future periods of up to six months. At May 1, 2005, Pacific Rim had 3,000 ounces of gold sold forward at an average price of $442 per ounce in contracts of 1,000 ounces per month with maturity dates extending to July 2005. All of these contracts were delivered in the first quarter of fiscal 2006. At July 31, 2005 Pacific Rim had no forward gold sales in place. Pacific Rim’s hedging program is purely a cash management strategy and does not represent a corporate commentary on the outlook for gold.

4. RESULTS OF OPERATIONS

For the three month period ended July 31, 2005, Pacific Rim recorded net income of $0.5 million or $0.01 per share, compared to a loss of $1.3 million or $0.02 per share for the three month period ended July 31, 2004. This improvement in income, despite lower sales revenues, is due to substantially decreased mine operating costs at the Company’s Denton-Rawhide residual leach gold operation, lower El Dorado project expenditures and the recovery of investment in the Andacollo mine. The Company recovered $1.0 million from the Andacollo mine in Q1 2006 ($0.6 million in payments related to the sale of the Andacollo mine and $0.4 million in Andacollo creditor repayments) compared to $0.2 million during Q1 2005. This recovery, combined with $0.8 million in mine operating income, offset expenses totaling $1.3 million for the first quarter of fiscal 2006, resulting in the net income of $0.5 million for Q1 2006.

Revenue

Revenue, consisting entirely of the sale of gold from the Denton-Rawhide mine, was $1.7 million in Q1 2006, compared to $3.4 million in Q1 2005. Revenue for the first quarter of fiscal 2006 was lower than the same period of fiscal 2005, despite improvements in the realized gold price ($441 per ounce for Q1 2006 compared to $394 per ounce for Q1 2005), due to a decrease in precious metal production quarter over quarter.

Mine operating expenses were $0.9 million in Q1 2006 compared to $3.7 million in the same period a year earlier. This sharp decrease is a result of a decrease in direct mine operating costs ($0.9 million for Q1 2006 compared to $3.3 million for Q1 2005) resulting from lower processing and administration costs and lower heap leach inventory drawdown costs, as well as lower depreciation, depletion and amortization costs as Denton-Rawhide nears the end of its projected life and the value of its property, plant and equipment diminishes. As a result, there was a $0.8 million mine operating income in Q1 2006 compared to a loss of $0.3 million in Q1 2005.

Expenses

Net non-operating expenses increased marginally during Q1 2006 to $1.3 million from $1.2 million during Q1 2005. Exploration expenditures of $1.9 million in Q1 2005 included those related to the Minita pre-feasibility study that was underway at the time. During Q1 2006, with the pre-feasibility study completed, exploration expenditures were reduced substantially to $1.1 million. Q1 2005 expenses, however, were offset by a $0.9 million gain on the sale of property, plant and equipment, for which there is no comparable item for Q1 2006, leading to the marginal increase in net non-operating expenses of $0.1 million quarter over quarter.

5. LIQUIDITY, CAPITAL RESOURCES AND FINANCIAL CONDITION

Liquidity

During Q1 2006 Pacific Rim’s cash and cash equivalents increased by $0.2 million, from $0.8 million at April 30, 2005 to $1.0 million at July 31, 2005. This reflects net cash flow totaling $1.8 million ($0.5 million from Denton-Rawhide operations, $0.6 million in fees related to the sale of the Andacollo mine, $0.4 million in Andacollo creditor repayments and $0.3 million from the exercise of employee stock options), offset by cash outlays totaling $1.6 million ($1.1 million in direct exploration expenditures, $0.2 million in direct general and administrative expenses and a $0.3 million reduction in non-mining accounts payable).

Cash Flow Provided by (Used For) Operating Activities
Cash flow used for operating activities was $(0.1) million in Q1 2006 compared to $(0.5) million in Q1 2005. The $0.4 million decrease in cash flow used for operating activities is primarily due to the improvement in net income quarter over quarter.

Cash Flow Provided by (Used For) Investing Activities
Cash flow used for investing activities was negligible for Q1 2006 compared to $0.9 million provided by investing activities in Q1 2005. This decrease quarter over quarter is a result of proceeds from the disposition of property, plant and equipment in the first quarter of fiscal 2005 for which there is no comparable item in the first quarter of fiscal 2006.

Cash Flow Provided by Financing Activities
During Q1 2006, cash flow provided by financing activities totaled $0.3 million compared to nil in Q1 2005. The current quarter’s financing cash flow is related to the issuance of 0.6 million shares upon the exercise of stock options (at an average price of CDN $0.54 per share).

Capital Resources and Financial Condition

Pacific Rim’s cash, cash equivalents and bullion (in the Company’s view, bullion is closely equivalent to cash, being immediately available to cover short-term cash requirements) increased from $0.8 million at April 30, 2005 to $1.2 million at July 31, 2005. This increase comprises a $0.2 million increase in cash and cash equivalents and a $0.2 million increase in bullion in process. Inventories, comprised mainly of gold in process production costs, were reduced to $0.2 million at July 31, 2005 from $0.3 million at April 30, 2005. As a result, the book value of Pacific Rim’s total assets was $8.9 million at July 31, 2005, compared to $8.6 million at April 30, 2004.

At July 31, 2005, Pacific Rim had current liabilities of $0.8 million compared to $1.3 million at year-end 2005. July 31, 2005 current liabilities include $0.7 million in accounts payable, compared to $1.2 million at April 30, 2005. Currently, Pacific Rim has no short- or long-term debt other than minor accounts payable.

The $0.3 million increase in current assets ($0.4 million increase in cash, cash equivalents and bullion less $0.1 million reduction in inventories) combined with a $0.5 million decrease in accounts payable and accrued liabilities during the quarter, contributed to a $0.8 million increase in working capital at the end of the quarter ($0.7 million at July 31, 2005 compared to $(0.1) million at April 30, 2005).

Pacific Rim anticipates having sufficient cash flow during the first half of fiscal 2006 from continued gold production at Denton-Rawhide and from the sale of the Andacollo mine to continue its planned exploration programs if there are no significant capital outlays beyond its ongoing drilling program. Additional financing will be required during the remainder of fiscal 2006 if the Company decides to, among other things, commence development activities at El Dorado, including construction of an access / haulage ramp.

Pacific Rim, as a creditor of CMD, was repaid $0.4 million during Q1 2006 and received a further $0.6 million in proceeds from the pending sale of the Andacollo mine. This compares to a $0.2 million repayment during

Q1 2005. The $0.4 million CMD creditor repayment received in Q1 2006, representing the amount owing to Pacific Rim under the creditors plan, was the result of the conclusion of the plan and no further payments are owing to the Company.

6. CONTRACTUAL OBLIGATIONS

The Company is committed to payments under operating leases for office premises, residential housing leases, a photocopier, and vehicles through to 2009 as described in Note 11 to the accompanying consolidated financial statements. The following table lists as of July 31, 2005, information with respect to the Company’s known contractual obligations.

Contractual Obligations (in thousands of US dollars)
	Payments due by period
	Total	< 1 year	1- 3 years	3 – 5 years	> 5 years
Debt Obligations	0	0	0	0	0
Operating Lease Obligations	$147	$82	$65	$0	0
Accounts payable and accrued liabilities	$689	$689	0	0	0
Accrued closure costs	$1,834	$106	$1,064	$50	$614
Total	$2,670	$877	$1,129	$50	$614

7. CRITICAL ACCOUNTING POLICIES

The details of Pacific Rim’s accounting policies are presented in Note 2 to the consolidated financial statements. The following policies are considered by management to be essential to understanding the processes and reasoning that go into the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results:

Property, Plant and Equipment

Property, plant and equipment is stated at estimated fair value as at the date of acquisition, less accumulated depreciation and accumulated write-downs. Reviews are undertaken annually to evaluate the carrying values of operating mines and exploration and development properties. Pacific Rim capitalizes costs incurred on mineral properties only after the Company has made a positive production decision on that property. If no mineable ore body is discovered, previously capitalized costs are expensed in the period the property is abandoned. Expenditures on exploration properties, including those with mineral resources, are expensed as incurred.

Environmental Expenditures and Closure Costs

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the operation, net of expected recoveries.

The Company’s share of estimated closure costs associated with the Denton-Rawhide mine at the time of acquisition was recognized in full as part of the acquisition cost. Increases in estimates of closure liabilities subsequent to the acquisition are accounted for in accordance with CICA standard 3110 whereby Pacific Rim prospectively recognizes the fair market value of asset retirement obligations in the period in which they are incurred.

Stock-based Compensation

The Company uses fair value accounting for all stock options issued during the year, in keeping with CICA standard 3870.

Revenue Recognition

Revenues from the sale of all precious metal bullion are recognized when title to the bullion passes to the buyer, the price is fixed and determinable and collection is reasonably assured.

Income Taxes

Pacific Rim uses the asset and liability method of accounting for future income taxes.

Variable Interest Entities

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15, “Consolidation of Variable Interest Entities,” to harmonize the Guideline with the equivalent Financial Accounting Standards Board Interpretation No. 46R, “Consolidation of Variable Interest Entities.” The Guideline provides criteria for identifying Variable Interest Entities and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2004, and upon adoption, did not impact the Company’s results of operations and financial position.

Use of Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Pacific Rim utilizes the following key estimates in the preparation of its consolidated financial statements:

Resources
The carrying value of the El Dorado property reflects its acquisition cost, which was based on an estimate of the property’s mineral resource at the time of the acquisition. This resource estimate was filed as a National Instrument 43-101 compliant technical report in February 2002. It has been superseded by the Company’s October 2003 resource estimate and 2005 pre-feasibility study (see Section 14).

Inventories
The current inventories recorded in Pacific Rim’s consolidated financial statements represent the Company’s portion of the costs of supplies and gold in process inventories at the Denton-Rawhide gold mine. The value of the gold in process portion of the inventory represents the cost of gold in the process of being recovered as estimated by Kennecott, operator of the Denton-Rawhide mine.

Closure costs
Closure costs associated with the Denton-Rawhide gold mine are estimated by Kennecott based on standard reclamation procedures employed at comparable sites and under comparable conditions. Closure costs are addressed in Note 7 to the consolidated financial statements.

8. RISKS AND UNCERTAINTIES

Reliance on Denton-Rawhide

Pacific Rim’s sole operating asset is its 49% interest in the Denton-Rawhide gold mine in Nevada. The Company’s profitability and capacity to generate positive cash flow is directly related to the prevailing market price for gold and silver, the Company’s share of production from this operation and the ability of the Denton-Rawhide mine operator to control the costs of production.

Production at Denton-Rawhide decreased during Q1 2006 as the operation progressed through the residual leach phase. Because of uncertainties as to the total amount of recoverable gold on the Denton-Rawhide heap leach pile, the ultimate vs. projected recovery rate and other factors beyond the Company’s control, Pacific Rim’s internal estimates of its share of gold production from Denton-Rawhide look no further than 6 months forward and are approximate in nature. The Company is unable to reliably estimate its share of gold production from Denton-Rawhide beyond this time frame.

Gold Price

Pacific Rim’s revenues and available cash flow are closely linked to the price of gold, which is affected by numerous factors beyond the Company’s control including: the exchange rate of the US dollar relative to other major currencies; global political and economic conditions; central bank sales; producer hedging and de-hedging activities; and, global and regional demand. In order to mitigate the Company’s exposure to volatility in the gold price, which could impact its ability to conduct its exploration programs in a systematic and progressive manner, Pacific Rim has instituted a short-term hedging program where up to 50% of its share of the anticipated monthly gold production from the Denton-Rawhide mine is sold forward in month-by-month contracts with maturity dates extending no more than 6 months into the future.

Operations

Mining operations are generally subject to a number of risks and potential hazards, including operating accidents, labor disputes and unanticipated environmental occurrences. The Denton-Rawhide joint venture is insured against typical mining-related risks that are economically insurable, however, there are no assurances that this insurance will provide adequate coverage under all circumstances.

Contingent Liability

Kennecott asserts that the Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to $2.0 million (Pacific Rim's portion would be approximately $1.0 million) over the next 30 years. Kennecott’s assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company believes there are no grounds for the operator's assertion and will vigorously defend this position.

Exploration and Development

Pacific Rim’s growth is dependent on its success in identifying, exploring, advancing, defining, and developing its exploration projects in pursuit of its goal of becoming a highly profitable intermediate level gold producer. The Company expects to incur considerable costs on its ongoing exploration programs and on the initial stages of development at El Dorado should a decision be made to commence construction of an access / haulage ramp. The Company’s ability to conduct these exploration and development programs depends on the amount of cash flow generated by the Denton-Rawhide gold mine, and its ability to raise money through financing and/or the sale of non-core assets. The results of the Company’s ongoing exploration programs may warrant additional expenditures and there can be no assurance that Pacific Rim will be able to secure adequate financing, under favorable terms, to advance its projects accordingly. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of the El Dorado or other projects, or the loss of any of its projects for non-development within the required timeframe.

The El Dorado property comprises 2 Exploration Licenses totaling 7,500 hectares, each with an expiration date of January 1, 2005. In December 2004, in order to maintain its mineral rights to the El Dorado property, Pacific Rim made application to the El Salvadoran regulatory agency responsible for mining to convert the Exploration Licenses to Exploitation Concessions. The granting of Exploitation Concessions, which provides the necessary permits to mine, is made at the discretion of the El Salvadoran government. While Pacific Rim believes it has met all requirements for this conversion to be granted, the final decision is outside of the Company’s control and there can be no guarantee that this application will be successful.

Regulatory

Pacific Rim’s various mining operations and exploration and development projects are subject to local federal, provincial, state and municipal laws and regulations that govern prospecting, exploration, mineral title and tenure, development, production, the environment, taxes, labor standards, occupational health and safety, mine safety and other matters. Such laws are subject to revision and can become more rigorous and their compliance more costly, although Pacific Rim is not aware at this time of any proposed changes to these laws or regulations that would have a material impact on the financial condition of the Company. The Company believes it is in compliance with the laws and regulations in all of the jurisdictions in which it operates and relies on the expertise of its management team, employees, consultants and contractors to ensure such compliance.

9. ENVIRONMENTAL AND SOCIAL RESPONSIBILITIES

Environmental

In September 2004 Pacific Rim submitted to El Salvadoran regulatory agencies an Environmental Impact Study for a 1,000 tonne per day operation at the El Dorado gold project, and continues to collect baseline environmental data from the project area. The Company is committed to the principal of sustainability and conducts its exploration programs so as to minimize any impact on the environment.

Pacific Rim has in deposit a closure fund of $3.2 million (fair market value of $3.3 million) as of July 31, 2005, to fund its portion of the reclamation costs associated with closure of the Denton-Rawhide mine. Current reclamation work is being funded primarily from operating cash flow. Reclamation expenditures (Pacific Rim’s portion) totaling $0.1 million are anticipated to be spent at Denton-Rawhide in the next 12 months, with a further $1.7 million in estimated closure costs thereafter. No further trust funding is expected to be required. A closure plan for the Denton-Rawhide mine was submitted to the appropriate agencies for approval during fiscal 2005 and is currently being reviewed.

Community Relations

Pacific Rim Mining Corp. is committed to providing long term, sustainable benefits to the communities in which it operates and to sharing its success with local stakeholders. Please refer to the Company’s 2005 annual report for a discussion of community benefit initiatives being undertaken by Pacific Rim in the towns and villages in and around the Company’s El Dorado gold project.

10. OUTLOOK

Pacific Rim anticipates continued gold production from the Denton-Rawhide mine through the remainder of fiscal 2006 and beyond, with a continued decrease in production rates as the operation progresses through the residual leaching phase. The Company anticipates supplementing its cash flow with proceeds from the sale of its Andacollo project, which are expected to total $2.1 million during the remainder of the fiscal year.

Available funds will continue to be spent primarily on the El Dorado gold project in El Salvador. The Company expects to conclude definition drilling of the South Minita gold zone in the third quarter of fiscal 2006 (the three month period ending January 31, 2006), at which time it expects to commission a resource estimate for South Minita. Based on the results of the South Minita resource estimate, a scoping study-level economic analysis may be undertaken, tying into the existing Minita pre-feasibility study to provide an overall economic assessment of the Minita and South Minita deposits. A final decision regarding the commencement of construction of an access / haulage ramp on the El Dorado property will be made once the Company is able to evaluate the detailed economics outlined in the combined study and will further depend on obtaining the required mining and environmental permits and sufficient financing to proceed. If and when the Company decides to commence development activities at El Dorado, additional financing will be required. During the remainder of fiscal 2006 Pacific Rim intends to continue its on-going exploration drill program at El Dorado in the search for additional gold resources, as well as conduct early stage exploration work on its newly acquired gold projects in Central and South America.

11. NON-GAAP MEASURES

This document includes certain non-GAAP performance measures including “total cash production costs” and “actual cash production costs” that do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies. Pacific Rim believes that these measures are commonly used, in conjunction with conventional GAAP measures, by certain investors to enhance their understanding of the Company’s performance. The Company’s use of these non-GAAP measures is intended to provide additional information that should not be considered in isolation or as a substitute for performance measures prepared in accordance with GAAP. The following table provides a reconciliation of the non-GAAP measures to reported GAAP measures.

Unit Costs (in thousands of US dollars except gold ounces and cost per ounce)
Q1 2005 (three months ended July 31, 2004)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$3,252	$3,252
Silver credits realized	$(487)	$(487)
Inventory change	n/a	$(1,476)
Cost base for calculation	$2,765	$1,289
Gold ounces produced	5,788	5,788
Cost base per gold ounce produced	$478	$222

Q1 2006 (three months ended July 31, 2005)	Total Cash Production Cost	Actual Cash Production Cost
Operating costs	$904	$904
Silver credits realized	$(176)	$(176)
Inventory change	n/a	$(67)
Cost base for calculation	$728	$661
Gold ounces produced	4,266	4,266
Cost base per gold ounce produced	$171	$155

12. ADDITIONAL SOURCES OF INFORMATION

Additional sources of information regarding Pacific Rim Mining Corp. include the Company’s: unaudited interim financial statements published quarterly; Annual Information Form (available at www.sedar.com); 20-F filing (available at www.sec.gov); and website www.pacrim-mining.com.

13. NATIONAL INSTRUMENT 43-101 DISCLOSURE AND CAUTIONARY NOTES

National Instrument 43-101

Mr. William Gehlen supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises Pacific Rim’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s drill sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange.

The Minita pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR (www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Cautionary Note to U.S. Investors

Pacific Rim advises U.S. investors that this document and/or other materials produced by the Company may contain the terms “inferred”, “indicated” and “measured” “resources”, which are recognized and required by NI 43-101 under Canadian regulations, but not recognized by the U.S. Securities and Exchange Commission (“SEC”). “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of ‘inferred resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part of all of an inferred resource exists, or is economically or legally mineable. U.S. Investors are also cautioned not to assume that any part or all of mineral deposits in the “measured” or “indicated” resource categories will ever be converted into reserves.

Mineral reserves have been calculated in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (as interpreted by the staff of the Securities and Exchange Commission) applies different standards for the disclosure of reserves. U.S. investors are cautioned that the reserves presented in this document, while in compliance with Canadian standards and regulations, do not meet the following requirements of reserve disclosure under SEC guidelines: the Minita reserves are based on a pre-feasibility level study (as allowed under Canadian regulations) rather than a “final” or “bankable” level feasibility study as required by the SEC; and, the Minita reserves are calculated using gold and silver prices of $350 and $5.00, respectively, rather than the historic three year average prices required by the SEC (which at January 2005 would have been a $360.94 gold price and $5.38 silver price).

Note Regarding Forward Looking Statements

This discussion contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 concerning the Company’s plans for its properties, operations and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation:

  risks related to gold price and other commodity price fluctuations;
  risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits;
  risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses;
  results of initial feasibility, prefeasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations;
  mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes or other unanticipated difficulties with or interruptions in production;
  the potential for delays in exploration or development activities or the completion of feasibility studies;
  the uncertainty of profitability based upon the Company’s history of losses;
  risks related to failure to obtain adequate financing on a timely basis and on acceptable terms;
  risks related to environmental regulation and liability;
  risks related to hedging activities;
  political and regulatory risks associated with mining and exploration; and
  other risks and uncertainties related to the Company’s prospects, properties and business strategy.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Forward looking statements are made based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

Dated September 7, 2005